
July 8, 2014

<u>Via E-mail</u>
Ajay Tandon
Chief Executive Officer
Readaboo, Inc.
845 Third Avenue, 6th floor
New York, NY 10022

      Re: Readaboo, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed June 25, 2014
              File No. 333-195709

Dear Mr. Tandon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 3 in our letter dated June 5, 2014 and we re-issue the comment. In this regard, we note that the analysis as to whether you qualify as a shell company is separate and distinct from the analysis as to whether you are a blank check company under Rule 419 of the Securities Act of 1933, as amended. Please provide us with your analysis as to whether you are currently a shell company as defined in Rule 405 of the Securities Act of 1933, as amended. We note your response that you have researched the relevant industry, hired an attorney to draft two separate publishing agreements and developed a "beta website." However, we also note your disclosure on page 15 that "[you] have not formed any material relationships or entered into any agreements with self-published authors or independent publishers" and the fact that you have not generated any revenue to date. Without further information, the actions described in your response do not support the conclusion that your company is not a shell company, and it continues to appear that your company has no or nominal operations, and

given the nature of your assets, it would appear that your company is a shell company. If you have additional information that you believe disqualifies your company from being a shell company, please share it with us. Otherwise, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of such status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

2. We note your response to comment 4 in our letter dated June 5, 2014. However, you did not analyze the various factors identified in Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, as requested, and it still appears that given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, that the shares being registered for resale is a primary offering of your shares to the public. Please provide us with the previously requested analysis. In doing so, please address the following:

   - you are registering for resale all issued and outstanding shares held by non-affiliates;

   - there is currently no liquid trading market for your securities; and

   - the shareholders received the shares that are being registered for resale in February or March of 2014, only two to three months prior to the filing of this registration statement.

Prospectus Cover Page

3. We note your response to comment 5 in our letter dated June 5, 2014 and we re-issue the comment in part. Please disclose on the prospectus cover page that your auditor has expressed substantial doubt as to your ability to continue as a going concern.

Prospectus Summary, page 1

4. We note your response to comment 6 in our letter dated June 5, 2014 and your statement that "[s]everal authors and one independent publisher with over 100 books in their portfolio have indicated an interest to sign such agreements with the company to join the BookBunch subscription service." Please revise to state, if true, that you have not yet signed agreements with any such individuals and that there is no guarantee that you will do so.

Management's Discussion & Analysis of Financial Condition and Results of Operations, page 18

5. We note your revised disclosure on page 22 that in the next twelve months you will need $50,000 to fully develop your website. Please disclose in more detail how you plan to fund the development of your website. In this regard, we note your disclosure on page 21

that "[y]our viable plan to continue existence for at least 12 months following effectiveness of [y]our registration statement is based upon further loans from [y]our President…as well as [y]our continued efforts to generate revenue from sales." However, your disclosure in the third paragraph on page 22 indicates that your ability to make sales depends on the development of your website.

6. We note from your response to prior comment 19 and the disclosure added on page 20 that you do not expect any accounting standards that have been issued or proposed by FASB that do not require adoption until a future date to have a material impact on your financial statements upon adoption. However, you have elected to take advantage of the extended transition periods available to Emerging Growth Companies under the JOBS Act and your current disclosure does not indicate what recently issued accounting standards you have not yet adopted. As previously requested in comment 19 in our letter dated June 5, 2014, for each recently issued accounting standard you have not yet adopted, please disclose the date on which such standard will be adopted by non-emerging growth companies and the date on which you will adopt such recently issued accounting standard assuming you remain an emerging growth company at such date. Please refer to the Question 14 of the FAQs on the Jumpstart Our Business Startups Act available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Liquidity and Capital Resources, page 21

7. We note your response to comment 20 in our letter dated June 5, 2014. We also note your disclosure in the last paragraph on page 21 that your viable plan to continue to exist for the 12 months following effectiveness of the offering is based on further loans from your President and Sole Director and your continued efforts to generate revenues. Please tell us and disclose whether you have any commitment from your President to provide you with any amounts of additional funding. If so, please tell us and disclose whether any such commitment is supported by a binding written agreement. If your President has provided you with a binding written commitment to loan you additional funds, please disclose the amount of any such commitment. If your President has not provided you with a written commitment to loan you additional funds necessary to support your operations for the next 12 months, please amend your disclosure to clarify that he has no obligation to provide you with any additional funding.

8. In addition, we note from your disclosure in the fourth paragraph on page 22 that you intend to raise additional capital through private placements once you gain a quotation on the OTC Markets. Please expand your disclosure to also state that even if you obtain a quotation on the OTC Markets, there is no assurance that additional capital through debt or equity offerings or through private placements will be available to you on commercially reasonable terms, or at all. Please refer to Section 607.02 of the Codification of Financial Reporting Releases.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director